PNK ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

February 12, 2016

VIA EDGAR TRANSMISSION

AND BY HAND DELIVERY

Sonia Gupta Barros, Esq.

Assistant Director

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:    PNK Entertainment, Inc.

          Amendment No. 1 to Form 10-12B

          Filed February 2, 2016

          File No. 001-37666

Dear Ms. Barros:

I am writing on behalf of PNK Entertainment, Inc. (“OpCo” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance, Office of Real Estate and Commodities (the “Staff”), of the Securities and Exchange Commission dated February 9, 2016 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to Form 10-12B (“Amendment No. 1”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Concurrently with this letter, the Company is filing Amendment No. 2 to the Form 10 (“Amended Form 10”) which reflects revisions made to Amendment No. 1 in response to the comments of the Staff as well as general updates to Amendment No. 1. Unless otherwise noted, the page numbers in the bold headings below refer to pages in the Information Statement attached to Amendment No. 1, while the page numbers in the responses refer to pages in the Information Statement attached to the Amended Form 10. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Form 10.

For your convenience, the Company is hand-delivering to your attention copies of Amended Form 10, including a copy marked to show the changes from Amendment No. 1.

Sonia Gupta Barros, Esq.

February 12, 2016

Summary

OpCo Cash Payment, page 12

1.	We note your disclosure on page 12 that, assuming the distribution and merger are consummated on March 31, 2016, you estimate the OpCo cash payment will be $823.1 million. We further note your adjustment (d) to your Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2015 of $961.1 million. Please provide us with a reconciliation of these amounts.

Response: The formula for determining the OpCo Cash Payment is disclosed on pages 57 and 146 of the Amended Form 10. The Company notes for the Staff that adjustment (d) to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, as of September 30, 2015, reconciles to the expected OpCo Cash Payment, as of March 31, 2016, as follows:

	(in millions)	Explanation
Adjustment (d):	$961.1
Less: Reimbursement (GLPI’s responsible portion) for certain transaction expenses	(32.0)	This reimbursement (GLPI’s responsible portion) of certain transaction expenses is a component of adjustment (c), which discloses the estimated transaction expenses, net of reimbursements.
Less: Reimbursement for other transaction expenses	(3.0)	This reimbursement of other transaction expenses is a component of adjustment (c), which discloses the estimated transaction expenses, net of reimbursements.

OpCo Cash Payment as of 9/30/15:	926.1
Add: Increase in ticking fee	1.2	The ticking fee increases after February 1, 2016.
Less: Anticipated decrease in Pinnacle long-term debt between 10/1/15 and 3/31/16	(104.2)	The OpCo Cash Payment is decreased on a dollar-for-dollar basis by the amount by which the estimated existing indebtedness exceeds the closing existing indebtedness.

OpCo Cash Payment as of 3/31/16:	$823.1

The Separation

Reasons for the Separation, page 51

2.

We note your response to comment 13 of our letter and your revised disclosure on pages 28 and 51. We further note from your pro forma balance sheet that your pro forma total liabilities will not be materially lower than Pinnacle’s historical total

Sonia Gupta Barros, Esq.

February 12, 2016

liabilities, due in part to the inclusion in total liabilities of approximately $2.8 billion representing the current and long-term portions of the financing obligation associated with the Master Lease. Please revise to reconcile your disclosure in this section to your disclosure under the heading “Our expected indebtedness (including our obligations under the Master Lease) and projected future borrowings could adversely affect our financial health . . .” on page 28 and to address the impact on your expected future financial flexibility of your financing obligations associated with the Master Lease, or advise us why no reconciliation is needed.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 51 for revised disclosure.

OpCo Cash Payment, page 57

3.	We note your revised disclosure on page 58 of estimates assuming the distribution and merger are completed on March 31, 2016. To the extent material, please also include estimates if the transactions are completed after March 31, 2016.

Response: The Company respectfully submits that the estimate for the OpCo Cash Payment, assuming the distribution and merger are completed on March 31, 2016, is not materially different than such estimate if the distribution and merger are completed after March 31, 2016. Assuming the distribution and merger are completed on April 30, 2016, the Company estimates that the OpCo Cash Payment would increase by $3.3 million to $826.4 million from $823.1 million. Such increase is primarily the result of a reduction in the reimbursement of transaction expenses by Gaming and Leisure Properties, Inc., from $32.0 million to $25.0 million. This amount is offset by a net decrease of $3.7 million related to changes in the total debt and accrued and unpaid interest on such debt during the month of April.

Accordingly, the Company believes that, due to the relative immateriality of the change to the estimated OpCo Cash Payment in the event the distribution and merger were delayed by 30 days, it is sufficient to have disclosed to stockholders the methodology for calculating the OpCo Cash Payment.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

4.	We note your response to our previous comment 17. Please revise adjustment (a) in Note 3, adjustment (d) in Notes 4 and 5, and any other applicable adjustments to narratively disclose any incremental impact of entering into the financing pursuant to the Bridge Commitment Letter.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to pages 70, 72 and 73 for revised disclosure.

5.	We note your response to our previous comment 20. We will continue to monitor your filing for disclosure of the results of the preliminary Step 2 goodwill impairment test.

Sonia Gupta Barros, Esq.

February 12, 2016

Response: The Company acknowledges the Staff’s comment.

6.	Please refer to your response to comment 22 and address the following:

•	Please revise to disclose how you determined the incremental borrowing rate as set forth in your response.

Response: The Company has modified its disclosure in response to the Staff’s comment. Please refer to page 71 for revised disclosure.

•	Please tell us how you determined it was appropriate to use your incremental borrowing rate in recording the lease by reference to ASC 840-10-25-31. Specifically, please tell us how you determined it was unnecessary to use the implicit rate computed by the lessor.

Response: The Company respectfully notes that due to its continuing involvement with the real estate, the transaction does not qualify as a sale in accordance with ASC 360-20. Consequently, there is no lease to recognize and measure in accordance with the guidance in ASC 840. Further, as noted in the Company’s response to comment 22 in the Staff’s previous comment letter, it was concluded that the financing method under ASC 360-20 would be appropriate to account for the failed sale of real estate. Under these circumstances, as all parties will be bound by contracts, all consideration will be exchanged, and all conditions precedent to the closing will have been performed as of the closing of the transactions with GLPI.

In the absence of specific guidance to account for a failed spin-lease back, the Company has utilized certain concepts from ASC 840 to develop its measurement of the financing obligation associated with the failed sale (e.g., the lease term, minimum lease payments), however, neither ASC 360-20 nor ASC 840 provide specific guidance on determining the interest rate to be used when applying the financing method in a failed sale-leaseback arrangement. The Company understands that it is customary to use the lessee’s incremental borrowing rate to measure the obligation arising from failed sale transactions and therefore the Company concluded that such rate was appropriate in these circumstances.

The Company believes the above conclusions are the most relevant interpretations in the absence of specific guidance when applied to the Company’s facts and circumstances (i.e., a failed sale/spin of real estate). However, in observance of the Staff’s question relating to ASC 840-10-25-31, the Company respectfully also notes that it is unable to practically learn the “implicit in the lease as computed by the lessor”. For example, to determine the interest rate implicit in the lease requires knowledge of the lessor’s estimate of the unguaranteed residual value accruing to the benefit of the lessor and any investment tax credits retained by the lessor and expected to be realized by the lessor (among other items). Consistent with the application of ASC 840, a lessee would utilize the rate implicit in the lease (to the extent that it is practical for the lessee to learn such rate and it is lower than the lessee’s incremental borrowing rate). If it is not practical to learn such rate, as in this circumstance, the lessee would use its own incremental borrowing rate. In this case, the Company believes that rate implicit in the lease is not practical to determine as the necessary information is not available from the lessor.

Sonia Gupta Barros, Esq.

February 12, 2016

•	Please provide us an expanded discussion of how you substantiated the reasonableness of the risk premiums in more specific terms than set forth in the response.

Response: In determining the incremental borrowing rate, the Company analyzed its current borrowing rates and observable market yield curve data for debt instruments with comparable credit ratings. However, since there is no reliable market data for borrowings of a 35-year duration (i.e., similar to the lease term) comparable to the Company’s credit rating class, the Company estimated a risk premium adjustment to the observable market yield curve data to account for the additional risk associated with lending over this longer duration. Historically, debt capital markets have not lent money to companies with high yield credit ratings for a duration in excess of 10 years given the likelihood that macro and company specific risks would negatively impact their credit worthiness, liquidity, operations and/or potential recovery values of lent funds over this longer duration. As a result, debt capital markets lend on shorter duration debt instruments (e.g., 10 years or less) in order to have the ability to periodically assess and reset the pricing of risk as economic or company-specific circumstances evolve (or to simply not refinance the debt instrument for an additional term). During the Company’s inherent 35-year lease term, the lessor does not have the ability to reset or reassess in this manner, as the lessee holds the option to renew under the same terms until the final year of the lease.

Given these circumstances, the Company applied an estimated risk premium to Pinnacle’s observed cost of borrowing in a shorter duration debt instrument (e.g., 7 to 8 years) to compensate the lender for bearing the risk associated with the incremental duration of lending in a theoretical 35-year debt instrument. Additionally, the Company corroborated the reasonableness of its risk premium approach through discussions with its current bank lenders regarding expected interest rates that would be assessed by debt capital markets to lend to the Company in a debt instrument with a 35-year term and similar structural attributes.

Given the nature of the duration and the risk inherent in the Company’s credit profile, the risk associated with lending for 35 years is equity-like. Therefore, the Company further corroborated the reasonableness of its determined incremental borrowing rate by comparing it to Pinnacle’s cost of equity as estimated by a Capital Asset Pricing Model. Using this method of estimating equity risk for Pinnacle, the Company determined that its cost of equity was approximately 16.4%.

Through this thorough process, the Company concluded that a 12% incremental borrowing rate is reasonable and factually supportable.

Sonia Gupta Barros, Esq.

February 12, 2016

Exhibit 99.5

7.	Please revise your filing to remove the pro forma financial information for the Ameristar acquisition.

Response: The Company has removed Exhibit 99.5, which included the pro forma financial information for the Ameristar acquisition.

* * *

Sonia Gupta Barros, Esq.

February 12, 2016

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (702) 541-7733.

Very truly yours,

PNK ENTERTAINMENT, INC.

By:	/s/ Carlos A. Ruisanchez
Name:	Carlos A. Ruisanchez
Title:	President, Treasurer and Secretary

cc:	Anthony M. Sanfilippo

Stephen F. Arcano, Esq.

Neil P. Stronski, Esq.

Robert Bruning